Robert J. Barish Senior Vice President and Controller	One Verizon Way, 4th Floor Basking Ridge, NJ 07920 Phone: (908) 559-1629 Fax: (908) 766-5725 robert.barish@verizon.com

September 10, 2012

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, DC 20549

Re:	Verizon Communications Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 1-08606

Dear Mr. Spirgel:

We have received your comment letter dated August 27, 2012, and the following represents our responses to your comments. For your ease of reference, we have included your comments below and have provided our responses after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 15

Breaches of network or information technology security, natural disasters or…page 17

1.	We note you disclose that cyber attacks or other breaches of network or information technology security may cause equipment failures or disrupt your operations. You also disclose that the risk of cyber attacks and security breaches occurring has intensified. If you have experienced any of these events related to cyber attacks or breaches in the past, in future filings, beginning in your next Form 10-Q, please state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Consistent with the Staff’s guidance in CF Disclosure Guidance Topic No. 2, we review on an ongoing basis the adequacy of Verizon’s disclosures relating to cybersecurity risks and cyber incidents. We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We will revise our risk factor disclosure relating to security breaches to provide the appropriate context for investors based on the facts and circumstances at the time. However, we believe that it would be more appropriate to do so in our Form 10-K for the fiscal year ending December 31, 2012 than in our next Form 10-Q. We note that Item 1A of Part II – Other Information of Form 10-Q requires the inclusion of “any material changes from risk factors as previously disclosed…” (emphasis added). We do not believe the suggested revision represents a “material change” to our existing risk factor, but that it will constitute additional context for the same risk. Inclusion of a standalone revised risk factor relating to security breaches in our next 10-Q could leave the impression that either we have experienced materially greater or different threats or incidents since the beginning of the year, or that this particular risk factor represents a heightened concern for us, neither of which is accurate. As a result, we believe updating this risk factor in the context of all of our risk factors in our Form 10-K for the fiscal year ending December 31, 2012 will provide investors with clearer, more accurate understanding of our cyber security risk than would inclusion in our Form 10-Q for the third quarter of 2012.

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-operational Charges

Consolidated Operating Income and EBITDA

2.	We note that the non-GAAP measure labeled Consolidated Adjusted EBITDA eliminates charges attributed to severance, pension and benefits which you describe as non-operating charges included in operating expenses. You state that this non-GAAP measure is useful to investors in evaluating your operating profitability: (1) on a more variable cost basis as it excludes depreciation and amortization and (2) in relation to your competitors. This disclosure does not appear to sufficiently explain how the non-GAAP adjustment to eliminate actuarial gains / losses is useful to investors: (1) as these gains/losses are unrelated to depreciation and amortization and (2) their relationship to your competitors is unclear. Accordingly, please clarify your disclosures to explain how the measure that eliminates actuarial gains/losses associated with the pension and benefit charges is useful to investors.

We note that the “Other Items” section provides additional details regarding the non-GAAP adjustments. For clarity, please either cross-reference the Other Items section in your discussion of the non-GAAP measure (along with a clear statement in the Other Items section that the non-GAAP measure presented earlier excludes the items discussed in Other Items) or include the Other Items discussion as part of your non-GAAP measure disclosures.

In addition, please disclose what these adjustments represent in the context of your pension and other benefits accounting policy of immediate recognition of actuarial gains and losses as well as provide quantitative context for the actual and expected asset returns. In this regard, clarify disclosure for each period presented by stating (2011 amounts are shown for example below):

•

That the non-GAAP measure excludes all actuarial gains / losses (a $6 billion loss in 2011) associated with your pension and benefit plans, which you immediately recognize in the income statement, pursuant to your accounting policy for the recognition of actuarial gains / losses.

•

As a result, the non-GAAP measure reflects an expected return on plan assets of $X (based on an average expected return on plan assets of 8%), rather than the actual return on plan assets of $X (actual return of 5%) as included in the GAAP measure of income.

Please make conforming changes in your next earnings release.

We note the Staff’s comments and will clarify our disclosures prospectively in filings and earnings releases with respect to non-GAAP measures that make adjustments related to severance, pension and other benefit charges as reported pursuant to GAAP. The disclosures will explain that the non-GAAP measure eliminates items to assist users of our financial data in evaluating the effectiveness of our operations and underlying business trends in a manner that is consistent with management’s evaluation of the business performance, and in the fourth quarter will specifically note the amount and nature of the annual adjustment to eliminate actuarial gains or losses associated with pension and other benefit charges.

We will prospectively cross-reference the non-GAAP measure discussion to the “Other Items” section.

We will enhance the disclosure in our quarterly filings to indicate that the GAAP operating expenses include pension and benefit related charges based on a projected discount rate and an estimated return on plan assets; and that these estimates will be updated in the fourth quarter to reflect the actual discount rate and return on plan assets for the year. The financial impact of this update will be immediately recognized in the income statement pursuant to our accounting policy for the recognition of actuarial gains/losses. To the extent the financial impact of the update is excluded from our fourth quarter or annual expenses for the reasons discussed above, we will indicate that the resulting non-GAAP measures are based on the projected discount rate and return on plan assets used in our previous quarterly filings to provide for more meaningful quarterly and annual comparisons.

We will also disclose what the adjustments represent in the context of our pension and other benefits accounting policy of immediate recognition of actuarial gains and losses, as well as provide quantitative context for the actual and expected asset returns.

*        *        *        *         *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish

Robert J. Barish
Senior Vice President and Controller

cc: Francis J. Shammo